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                              July 8, 2022

       R. Ramin Kamfar
       Chief Executive Officer
       Bluerock Homes Trust, Inc.
       1345 Avenue of the Americas, 32nd Floor
       New York, NY 10105

                                                        Re: Bluerock Homes
Trust, Inc.
                                                            Form 10-12B
                                                            Correspondence
Dated June 15, 2022
                                                            File No. 001-41322

       Dear Mr. Kamfar:

              We have reviewed your June 15, 2022 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Correspondence dated June 15, 2022

       General

   1. We note your response dated June 15, 2022, specifically, we note your determination that certain properties, a
mezzanine loan, and certain preferred equity investments should have been included as a
component of the predecessor. We further note that it appears the purpose of the spin-off
transaction is to separate single-family residential real estate from multi-family
residential real estate. Please address the following:
                                                            Please clarify for
us the nature of the operating properties and the assets underlying the mezzanine loan
and preferred equity investments (i.e. single-family residential or multi-family
residential).
                                                            To the extent such
properties and assets are not single-family residential properties, please clarify for
us how you determined that the historical operations of these assets should be included
in the predecessor. Specifically, please address why you believe these assets and
operations are consistent with the business that you are succeeding
 R. Ramin Kamfar
Bluerock Homes Trust, Inc.
July 8, 2022
Page 2
              to.
2.       Notwithstanding the above comment, we note your response dated June
15, 2022,
         specifically, you state that    A material contributing factor in the
decision to effectuate the
         dispositions of these properties was to generate cash for use in acquiring and investing in single-family assets, and the net proceeds of these sales, repayments, and redemptions were utilized as a source of cash (i) reflected in the cash balance of the Company on its balance sheet as of December 31, 2021, or (ii) ultimately to invest in certain single-family
         assets reflected on the balance sheet as of December 31, 2021.    We
further note the
         disclosures on pages 13 and 14 of Bluerock Residential Growth REIT   s
Form 10-K filed
         March 11, 2022 which include lists of acquisitions and dispositions during 2021, we note these lists appear to include acquisitions and dispositions of assets that are not included in the proposed revised predecessor. Please address the following:
             Please tell us how you determined that the certain 2021 dispositions by Bluerock
              Residential Growth REIT are being included in the proposed revised predecessor and certain dispositions are not being included in the proposed revised predecessor.
             Please tell us how you determined that the proceeds from the dispositions you now include in the proposed revised predecessor were used to fund the acquisitions by the proposed revised predecessor, and not used to fund operations or other acquisitions by Bluerock Residential Growth REIT.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameR. Ramin Kamfar                               Sincerely,
Comapany NameBluerock Homes Trust, Inc.
                                                                Division of
Corporation Finance
July 8, 2022 Page 2                                             Office of Real
Estate & Construction
FirstName LastName